For Immediate Release	Contact (Media only): Theresa Miller
January 12, 2009	(973) 802-7455

THE HIGH YIELD INCOME FUND, INC.

THE HIGH YIELD PLUS FUND, INC.

ANNOUNCE APPROVAL OF PLAN OF REORGANIZATION INTO

DRYDEN HIGH YIELD FUND, INC.

NEWARK, NJ -- On January 12, 2009 The High Yield Income Fund, Inc. (NYSE: HYI), a closed-end fund, The High Yield Plus Fund, Inc. (NYSE: HYP), a closed-end fund, and the open-end Dryden High Yield Fund, Inc. (collectively, the “Funds”) announced today that the Boards of Directors of the Funds approved separate proposals whereby the assets and liabilities of the closed-end The High Yield Income Fund, Inc. and The High Yield Plus Fund, Inc. would be exchanged for shares of the open-end Dryden High Yield Fund, Inc. Under the proposals, shares of The High Yield Income Fund, Inc. and The High Yield Plus Fund, Inc. would be exchanged at net asset value for Class A shares of equivalent value of the Dryden High Yield Fund, Inc. Each plan of reorganization is subject to approval by the shareholders of The High Yield Income Fund, Inc. or The High Yield Plus Fund, Inc., as applicable. Each shareholder meeting is expected to be held on or about May 11, 2009, subject to any adjournments, and the record date for such meeting is February 10, 2009. It is anticipated that a joint proxy statement/prospectus relating to the plan of reorganizations will be mailed to the shareholders of The High Yield Income Fund, Inc. and The High Yield Plus Fund, Inc. on or about March 2009. Under the terms of the proposals, shareholders of The High Yield Income Fund, Inc. and The High Yield Plus Fund, Inc. would become shareholders of the Dryden High Yield Fund, Inc. No sales charges would be imposed on each proposed share issuance. The Dryden High Yield Fund, Inc. anticipates obtaining an opinion of special fund counsel that each plan of reorganization will not result in a gain or loss to shareholders of The High Yield Income Fund, Inc. and The High Yield Plus Fund, Inc. for federal income tax purposes.

The High Yield Income Fund’s manager is Prudential Investments LLC and investment advisory services are provided by Prudential Investment Management, Inc., a wholly-owned subsidiary of Prudential Financial, Inc. For additional information on this Fund please refer to its annual report to stockholders for the year ended August 31, 2008.

The High Yield Plus Fund’s investment adviser is Wellington Management Company, LLP, an independent investment management firm. Additional information on this Fund is contained in the Fund’s annual report to stockholders for the twelve months ended March 31, 2008.

For further information on The High Yield Income Fund, Inc. and The High Yield Plus Fund, Inc., call toll free at 800-451-6788.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For more information regarding the Funds, or to receive a free copy of materials filed with the SEC, including a prospectus/proxy statement relating to a proposed merger (and containing important information about fees, expenses and risk considerations) once a registration statement relating to such merger has been filed with the SEC and becomes effective, please visit www.prudential.com. Free copies of such materials can also be found on the SEC’s website (http://www.sec.gov). Please read any applicable prospectus/proxy statement carefully before making any investment decisions.

The Dryden High Yield Fund, Inc. is distributed by Prudential Investment Management Services LLC (PIMS), member SIPC. PIMS is a Prudential Financial company. JennisonDryden, Prudential Financial, and the Rock Prudential logo are registered service marks of The Prudential Insurance Company of America, Newark, NJ, and its affiliates.

IFS-A160005 Ed. 1/2009